Filed Pursuant to Rule 433

Registration No. 333-175538

June 14, 2013

Explanatory Note: This FWP (“Revised FWP”) replaces and supersedes in its entirety the FWP previously filed with the Securities and Exchange Commission on June 14, 2013 for BB&T Corporation’s 2.05% Senior Notes (Series C) due 2018 (the “Original FWP”). This Revised FWP has been filed to correct certain typographical errors in the Original FWP. No person should rely on the Original FWP.

BB&T Corporation

Pricing Term Sheet

Medium-Term Notes (Senior), Series C

$600,000,000

2.05% Senior Notes due 2018

Issuer	BB&T Corporation

Security	2.05% Senior Notes due June 19, 2018

Ratings	A2 (Moody’s) / A- (S&P) / A+ (Fitch) / AH (DBRS)

Currency	USD

Size	$600,000,000

Security Type	SEC Registered Medium-Term Notes, Series C (Senior)

Maturity	June 19, 2018

Coupon	2.05%

Payment Frequency	Semi-Annually

Day Count Convention	30/360

Redemption Date	May 15, 2018

Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Senior Notes (par), plus accrued and unpaid interest thereon to the date of redemption. We shall provide 10 to 60 calendar days notice of redemption to the registered holder of the Senior Notes.

Benchmark Treasury	1.000% US Treasury due May 31, 2018

Spread to Benchmark Treasury	+105 bps

Benchmark Treasury Spot and Yield	99-27 1/4; 1.031%

Price to Public	99.854% of face amount

Yield to Maturity	2.081%

Proceeds (Before Expenses) to Issuer	$597,924,000 (99.654%)

Interest Payment Dates	June 19 and December 19 of each year, commencing December 19, 2013

Trade Date	June 14, 2013

Settlement Date	June 19, 2013 (T+3)

Denominations	$2,000 x $1,000

CUSIP / ISIN	05531FAN3 / US05531FAN33

Joint Bookrunners	BB&T Capital Markets, a division of BB&T Securities, LLC Deutsche Bank Securities Inc. Goldman, Sachs & Co.

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a pricing supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you request them by calling BB&T Capital Markets, a division of BB&T Securities, LLC at 804-787-8221; Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Goldman, Sachs & Co. at 866-471-2526.